UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

COMCAST CORPORATION
(Exact name of the registrant as specified in its charter)

Pennsylvania	001-32871	27-0000798
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

One Comcast Center Philadelphia, PA	19103-2838
(Address of principal executive offices)	(Zip code)

Thomas J. Reid Chief Legal Officer and Secretary (215) 286-1700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Comcast Corporation (“Comcast”) has issued a Conflict Minerals Report for the period from January 1, 2023 to December 31, 2023. A copy of the Conflict Minerals Report is filed as Exhibit 1.01 hereto and is available at https://www.cmcsa.com/financials/sec-filings.

Item 1.02    Exhibit

See Item 3.01.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01   Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01    Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMCAST CORPORATION

Date: May 24, 2024	By:	/s/ Thomas J. Reid
	Name:	Thomas J. Reid
	Title:	Chief Legal Officer and Secretary